Exhibit 99.4
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the incorporation by reference in Registration Statement No.’s 333-160783, 333-143550, 333-135595, 333-128205 and 333-113048 on Form S-8; and to the use of our reports dated March 28, 2011 relating to the consolidated financial statements of Ivanhoe Mines Ltd. and subsidiaries (“Ivanhoe Mines Ltd.”) and the effectiveness of Ivanhoe Mines Ltd.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Ivanhoe Mines Ltd. for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP Independent Registered Chartered Accountants Vancouver, Canada
March 31, 2011